UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934.
For the year ended December 31, 2004.
OR
☐	Transition Report under Section 15(d) of the Securities Exchange Act of 1934.
For the transition period from to .

Commission File Number: 000-24947

UNITED COMMERCIAL BANK
SAVINGS PLUS PLAN

(Full title of the plan)

UCBH HOLDINGS, INC.

555 Montgomery Street
San Francisco, CA 94111

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

United Commercial Bank Savings Plus Plan
Index to Financial Statements and Supplemental Schedule
December 31, 2004

Page
Report of Independent Registered Public Accounting Firm	1
Report of Independent Registered Public Accounting Firm	2
Financial Statements:
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5-8
Supplemental Schedule:
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	9
Note — Other supplementary schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Signature	10
EXHIBIT INDEX
EXHIBIT 23.1
EXHIBIT 23.2

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
United Commercial Bank Savings Plus Plan

We have audited the financial statements (modified cash basis) of the United Commercial Bank Savings Plus Plan (the “Plan”) as of December 31, 2004, and for the year then ended, as listed in the accompanying index. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America and on the basis of accounting described in Note 2.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (modified cash basis), as listed in the accompanying index, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mohler, Nixon & Williams
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
May 17, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
United Commercial Bank Savings Plus Plan

In our opinion, the accompanying statement of net assets available for benefits (modified cash basis) presents fairly, in all material respects, the net assets available for benefits of United Commercial Bank Savings Plus Plan (the “Plan”) at December 31, 2003, on the basis of accounting described in Note 2. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, this financial statement was prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

San Francisco, California
June 21, 2004

United Commercial Bank Savings Plus Plan

Statements of Net Assets Available for Benefits
(modified cash basis)
December 31, 2004 and 2003

	2004	2003
Assets
Investments, at fair value	$38,563,355	$32,062,491

Net assets available for benefits	$38,563,355	$32,062,491

See accompanying notes to financial statements.

United Commercial Bank Savings Plus Plan

Statement of Changes in Net Assets Available for Benefits
(modified cash basis)
For the Year Ended December 31, 2004

Additions
Additions to net assets attributed to:
Net realized and unrealized appreciation in fair value of investments from:
UCBH Holdings, Inc. common stock fund	$1,062,711
Mutual funds	1,037,009
Common / Collective funds	589,022

2,688,742

Dividends and interest income	818,152

Contributions:
Employee contributions	3,191,589
Employer contributions	920,145
Rollovers	360,965

4,472,699

Total additions	7,979,593

Deductions
Deductions from net assets attributed to:
Distributions to participants	1,477,529
Administrative expenses	1,200

Total deductions	1,478,729

Net increase in net assets available for benefits	6,500,864
Net assets available for benefits, beginning of year	32,062,491

Net assets available for benefits, end of year	$38,563,355

See accompanying notes to financial statements.

United Commercial Bank Savings Plus Plan

Notes to Financial Statements
December 31, 2004 and 2003

1.	Description of Plan

Organization and Plan Benefits
The United Commercial Bank Savings Plus Plan (the “Plan”) was originally effective on August 1, 1988. The Plan is a defined contribution plan that provides benefits to eligible employees. The Plan is currently designed to qualify under the applicable requirements of the Internal Revenue Code, as amended and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Further information regarding the Plan is available in the United Commercial Bank Savings Plus Plan document, and in the related summary plan description.

Plan Administration
The Plan is sponsored by United Commercial Bank (“UCB” or “Company”) and is administered by the United Commercial Bank Savings Plus Plan Committee. Wells Fargo Bank, N.A. (“Wells Fargo”) is the trustee, custodian and recordkeeper.

Eligibility
All employees of UCB who are twenty-one years of age or older and have completed three months of eligible service may elect to participate in the Plan.

Employee Contributions to the Plan
Contributions to the Plan are made from employee payroll deductions. Participating employees may contribute up to 15% of their annual compensation; however, such contributions cannot exceed the applicable Internal Revenue Code dollar limits. Employees who are 50 years of age or older (or will turn 50 during the calendar year), are eligible to designate an additional pre-tax dollar amount in “catch-up contributions” to their 401(k) Plans. The total annual catch-up contribution may not exceed the IRS limit for the current year. The 2004 catch-up provision was $3,000 and increases to $5,000 by 2006, and is adjusted for inflation thereafter. Participants may choose among the investment options described in Note 3.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer Contributions to the Plan
The Plan provides for employer contributions of 50 percent of eligible employee contributions, subject to a maximum annual Company contribution of $2,000 per employee. In order to share in the matching contribution, a participant must be actively employed by UCB on the last day of the Plan year.

Allocation of Forfeitures
If employee turnover results in forfeitures of non-vested employer contributions, such forfeitures are allocated as a discretionary matching contribution to participants who are actively employed by UCB at the end of the Plan year. The forfeiture account balance at December 31, 2004 and 2003 amounted to $29,057 and $78,698, respectively, and $78,698 in forfeitures were allocated to participants in 2004. The forfeiture is allocated in the year following the Plan year in which the forfeiture occurs. Forfeitures are allocated to participants on a pro rata basis based on the participant’s match.

United Commercial Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2004 and 2003

Vesting of Benefits
Participants are immediately vested in their contributions to the Plan plus earnings thereon. Employees vest in employer contributions based on their years of service, with incremental vesting of 20% for each of the first five years of service and 100% vesting for employees with five or more years of service.

Payment of benefits
Upon termination, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount equal to the value of the participant’s vested interest in their account. The Plan allows for the automatic lump sum distribution of participant vested account balances that do not exceed $5,000.

Termination of the Plan
Should the Plan terminate at some future date, all affected participants will become 100% vested in their account balances. Such balances will be fully distributed to the participants.

Administrative Expenses
Administrative expenses of the Plan are generally performed or paid for by UCB.

Participant Loans
Under the terms of the Plan, loans from participant accounts may be made to Plan participants subject to the terms and limitations set forth in the Plan document and the Internal Revenue Code. All loans are fully amortized and repaid in substantially level payroll deductions. The loans are secured by the vested portion of a participant’s account balance. The interest rate on all loans is fixed at the Bank of America Prime rate in existence at the time the loan is made. Outstanding loans at December 31, 2004 carry interest rates ranging from 4.0% to 9.5%.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on a modified cash basis of accounting. Accordingly, the accompanying financial statements do not include employee contributions receivable of $113,331 and $91,890 and employer contributions receivable of $17,643 and $11,653 at December 31, 2004 and 2003, respectively.

Investments
All investments are held by Wells Fargo, as trustee and custodian, and invested based solely upon instructions received from participants. The Plan’s investments in UCBH Holdings, Inc. common stock and mutual funds are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. The Plan’s investments in common / collective funds are valued at fair value as of the last day of the Plan year as reported by Wells Fargo. Participant loans are valued at cost, which approximates fair value.

Use of Estimates
The preparation of financial statements on a modified cash basis requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

United Commercial Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2004 and 2003

3.	Investment Elections

Participants can direct contributions to any of 17 funds: eight mutual funds managed by Wells Fargo, two by AIM, one by Fidelity, one by Janus, one by Goldman Sachs and one by Federated as well as two common/collective funds managed by Wells Fargo, and one UCBH Holdings, Inc. common stock fund.

4.	Investments

The following presents investments that represent five percent or more of the Plan’s net assets at December 31, 2004 and 2003:

	2004	2003
UCBH Holdings, Inc. common stock	$6,981,818	$5,233,631
Federated Total Return Government Investment	2,499,567	2,457,138
Wells Fargo Collective Stable Return	7,910,487	7,003,117
Wells Fargo Diversified Equity	2,881,832	2,647,408
Wells Fargo Growth Balanced	3,394,369	2,863,605
Wells Fargo S&P 500 Index	3,168,980	2,646,927
Wells Fargo Strategic Growth Allocation	2,399,255	2,159,162
Other funds individually less than 5% of net assets	9,327,047	7,051,503

	$38,563,355	$32,062,491

5.	Tax Status of the Plan

The Plan has adopted a prototype plan that has received an opinion letter from the Internal Revenue Service. The Company is of the opinion that the Plan continues to fulfill the requirements of the Internal Revenue Code and the Employee Retirement Income Security Act of 1974 and that the trust, which forms a part of the Plan, is exempt from income tax. Accordingly, no provision has been made for federal income or state franchise taxes.

6.	Risks and uncertainties

The Plan provides for various investment options in any combination of investment securities offered by the Plan. In addition, UCBH Holdings, Inc. common stock is included in the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

7.	Party-In-Interest Transactions

Certain Plan investments are managed by Wells Fargo, the trustee and custodian of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

United Commercial Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2004 and 2003

As allowed by the Plan, participants may elect to invest a portion of their deferrals, employer matching contributions or rollovers in the UCBH Holdings, Inc. common stock Fund (the “Fund”), which is primarily invested in shares of UCBH Holdings, Inc. common stock. The balance of the Fund is made up of the Wells Fargo Short Term Investment. The shares of UCBH Holdings, Inc. common stock are traded in the open market. The total contributions to the Fund amounted to $919,116 for the year ended December 31, 2004. All contributions to the Fund in 2004 were made in cash. The fair market value of the Fund was $7,282,628 and $5,502,433 at December 31, 2004 and 2003.

8.	Subsequent Events

On May 19, 2005, the UCB Board of Directors adopted a resolution that formed the UCB Benefits Administration Committee Charter and superseded any benefits administration committee charter previously adopted. This resolution also appoints the UCB Benefits Administration Committee to administer various benefit plans, including the Plan.

The stock price of the UCBH Holdings, Inc. common stock has decreased by approximately 22% from its December 31, 2004 level. The Plan’s assets may have significantly decreased in value.

United Commercial Bank Savings Plus Plan	EIN 94-3009408
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	Plan #: 001
December 31, 2004

Current
Identity of issuer and description of investment	Value
Mutual Funds (registered investment company):
AIM Basic Value	$614,699
AIM Mid Cap Core Equity	1,105,111
Federated Total Return Government	2,499,567
Fidelity Advisor Diversified International	948,132
Goldman Sachs Mid Cap Value	1,596,212
Janus Advisor Capital Appreciation	136,829
Wells Fargo Diversified Equity	2,881,832
Wells Fargo Diversified Small Cap	694,692
Wells Fargo Growth Balanced	3,394,369
Wells Fargo Large Cap Appreciation	1,517,681
Wells Fargo Moderate Balanced	1,423,676
Wells Fargo Montgomery Total Return	184,081
Wells Fargo Strategic Growth Allocation	2,399,255
Wells Fargo Strategic Income	409,422

Common / Collective Funds:
Wells Fargo Collective Stable Return	7,910,487
Wells Fargo S&P 500 Index	3,168,980
Wells Fargo Short Term Investment	300,810

Employer Securities:
UCBH Holdings, Inc. – common stock	6,981,818

38,167,653
Participant loans [1]	395,702

$38,563,355

All investments, except those managed by Fidelity, AIM, Janus, Goldman Sachs and Federated, represent a party-in-interest with respect to the Plan.

[1]	Participant loans have various maturities, are fully amortized, and are repaid by employee payroll deduction. At December 31, 2004, interest rates on outstanding loans ranged from 4.0% to 9.5%.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the United Commercial Bank Savings Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 21, 2005	United Commercial Bank Savings Plus Plan

By:	/s/ Carol F. Zoner

Carol F. Zoner
Senior Vice President and Director of Human
Resources, Chairperson of United Commercial
Bank Benefits Administration Committee

EXHIBIT INDEX

Exhibit
Number	Document Description
23.1	Consent of Mohler, Nixon & Williams Accountancy Corporation
23.2	Consent of PricewaterhouseCoopers LLP